Exhibit 99.1

Aktier og stemmerettigheder pr. 3. november 2017

AKTIER	NOMINEL VÆRDI (DKK)	ANTAL AKTIER (Á NOMINELT DKK 0,01)	ANTAL STEMMER
Aktier	943.679,98	94.367.998	94.367.998
Udstedte aktier	943.679,98	94.367.998	94.367.998
Egne aktier*	0	0	0
Udstedte aktier fratrukket egne aktier	943.679,98	94.367.998	94.367.998

* Stemmerettigheder kan ikke udøves

Ekstraordinær generalforsamling i Forward Pharma A/S

Ekstraordinær generalforsamling i Forward Pharma A/S afholdes tirsdag den 21. november 2017, kl. 10 på selskabets adresse, Østergade 24A, 1. sal, 1100 København K, Danmark.

Bestilling af adgangskort

Adgang til den ekstraordinære generalforsamling er betinget af, at aktionæren har rekvireret et adgangskort senest fredag den 17. november 2017 ved dagens udløb.

Adgangskort til den ekstraordinære generalforsamling kan rekvireres:

-	ved at kontakte Forward Pharma A/S pr. telefon +45 33 44 42 42, eller
-	ved at returnere denne bestillingsformular i udfyldt og underskrevet stand pr. e-mail til art@forward-pharma.com eller pr. almindelig post til Forward Pharma A/S, Østergade 24A, 1, 1100 København K, Danmark.

Sæt venligst kryds i de(n) relevante rubrik(ker):

☐	Jeg/Vi deltager i den ekstraordinære generalforsamling og anmoder herved om et adgangskort

☐	Jeg/Vi deltager med rådgiver:

____________________________________

Rådgivers navn (benyt venligst BLOKBOGSTAVER)

Yderligere oplysninger om generalforsamlingen vil være tilgængeligt på www.forward-pharma.com à ‘Investors’, herunder indkaldelse til generalforsamling med dagsorden og de fuldstændige forslag.

Dato: ____________ 2017

På vegne af: ___________________

Navn: Titel:	Navn: Titel:

Hvis De ønsker at give fuldmagt eller brevstemme, bedes De udfylde fuldmagts- og brevstemmeformularen. Husk venligst at datere og underskrive formularen.

Ekstraordinær generalforsamling i Forward Pharma A/S

Fuldmagts-/brevstemmeformular

til brug ved den ekstraordinære generalforsamling i Forward Pharma A/S tirsdag den 21. november 2017, kl. 10.

Navn:
Adresse:

(Benyt venligst BLOKBOGSTAVER)

Jeg/vi bemyndiger hermed ved fuldmagt/afgiver skriftlig stemme (brevstemme) som angivet nedenfor:

Sæt kryds i rubrik A), B), C) eller D):

A)	☐ Fuldmagt gives til navngiven tredjemand: (senest mandag den 20. november 2017 ved dagens udgang (CET)):

Navn:
Adresse:

(Benyt venligst BLOKBOGSTAVER)

eller

B)	☐ Fuldmagt gives til bestyrelsen (med substitutionsret) til at stemme i overensstemmelse med bestyrelsens anbefalinger som anført nedenfor (senest mandag den 20. november 2017 ved dagens udgang (CET)).

eller

C)	☐ Fuldmagt gives til bestyrelsen (med substitutionsret) til at stemme i overensstemmelse med afkrydsningen nedenfor. Sæt venligst kryds i rubrikkerne “FOR”, “IMOD” eller “UNDLAD” for at angive din stemme (senest mandag den 20. november 2017 ved dagens udgang (CET)).

eller

D)	☐ Skriftlig stemme (brevstemme) afgives som anført nedenfor. Skriftlige stemmer kan ikke tilbagekaldes. Sæt venligst kryds i rubrikkerne “FOR”, “IMOD” eller “UNDLAD” for at angive din stemme (senest mandag den 20. november 2017 ved dagens udgang (CET)).

Dagsorden

Den fulde ordlyd af dagsordenen fremgår af indkaldelsen til den ekstraordinære generalforsamling.

Hvis stemmerne knyttet til en aktionærs aktier afgives forskelligt i relation til et specifikt dagsordenspunkt, skal dette angives i oversigten nedenfor.

PUNKTER PÅ DAGSORDENEN	FOR	IMOD	UNDLAD	BESTYRELSENS ANBEFALING
(a) Forslag om ændring af vedtægterne (vedtagelse af principper for justering af Optionsvilkår og kompensation af Optionsindehaverne som følge af ændringer i Selskabets kapitalstruktur mv. vedtaget på Selskabets ekstraordinære generalforsamling den 2. august 2017).	☐	☐	☐	FOR
(Angiv stemmer hvis afgivet forskelligt (antal aktier)):	___	___	___
(b) Bemyndigelse af dirigenten.	☐	☐	☐	FOR

Fuldmagten gælder for alle punkter, som bliver behandlet på generalforsamlingen. Hvis der fremsættes nye forslag, herunder ændringsforslag, der ikke fremgår af dagsordenen, afgiver fuldmagtshaveren stemme på dine vegne ud fra sin bedste overbevisning. Skriftlige stemmer (brevstemmer) vil blive medregnet, hvis et nyt eller ændret forslag i det væsentlige er det samme som det oprindelige.

Hvis formularen kun er dateret og underskrevet, vil den blive betragtet som en fuldmagt til bestyrelsen til at stemme i overensstemmelse med bestyrelsens anbefalinger angivet ovenfor.

Hvis formularen kun er delvist udfyldt, vil stemmerne blive afgivet i overensstemmelse med bestyrelsens anbefalinger angivet ovenfor i relation til de rubrikker, der ikke er krydset af.

Fuldmagten/brevstemmen er gyldig for det antal aktier, som undertegnede ejer ved udløbet af registreringsdatoen, tirsdag den 14. november 2017, beregnet på baggrund af (i) antallet af aktier registreret i selskabets ejerbog samt (ii) eventuelle meddelelser om ejerforhold, som selskabet har modtaget, men som endnu ikke er indført i ejerbogen.

Dato: ____________ 2017

Navn: Titel:	Navn: Titel:

Anvendes den daterede og underskrevne formular som en fuldmagt (rubrikkerne A-C ovenfor) eller til at afgive skriftlig stemme (brevstemme) (rubrik D ovenfor), skal den være Forward Pharma A/S i hænde senest ved udløbet af mandag den 20. november 2017 enten pr. e-mail (art@forward-pharma.com) eller alm. post.

2

Extraordinary General Meeting in Forward Pharma A/S

PROXY/VOTING BY CORRESPONDENCE FORM

for use at the extraordinary general meeting in Forward Pharma A/S on Tuesday 21 November 2017 2017, at 10 am (CET).

Name:
Address:

(Please use CAPITAL LETTERS)

I/we hereby authorise by proxy/submit written votes (voting by correspondence) in accordance with the indications below:

Please check off field A), B), C) or D):

A)	☐ Proxy is granted to a named third party (deadline Monday 20 November 2017 end of day (CET)):

Name:
Address:

(Please use CAPITAL LETTERS)

or

B)	☐ Proxy is granted to the board of directors (with a right of substitution) to vote in accordance with the board of directors’ proposals as set out in the table below (deadline Monday 20 November 2017 end of day (CET)).

or

C)	☐ Check-the-box Proxy is granted to the board of directors (with a right of substitution) to vote as stated below. Please check off the boxes ”FOR”, ”AGAINST” or ”ABSTAIN” to indicate your vote (deadline Monday 20 November 2017 end of day (CET)).

or

D)	☐ Written votes (voting by correspondence) are submitted as stated below. Written votes cannot be withdrawn. Please check off the boxes “FOR”, “AGAINST” or “ABSTAIN” to indicate your vote (deadline Monday 20 November 2017 end of day (CET)).

Agenda

The complete agenda is included in the notice to convene the extraordinary general meeting.

If the votes attaching to a shareholder’s shares are cast differently in relation to a specific agenda item, this shall be indicated in the table below.

AGENDA ITEMS	FOR	AGAINST	ABSTAIN	RECOMMENDATION FROM THE BOARD
(a) Proposal to amend the Company's articles of association (adoption of principles for the adjustment of Award Terms and compensation of Award Holders due to the changes in the Company's capital structure etc. resolved on the Company's extraordinary general meeting of 2 August 2017).	☐	☐	☐	FOR
(Indicate votes if cast differently (no. of shares)):	___	___	___
(b) Authorisation of the chairman of the extraordinary general meeting.	☐	☐	☐	FOR

The proxy applies to all business being transacted at the extraordinary general meeting. In the event that new proposals are submitted, including amendment proposals, the proxy holder will vote on your behalf according to his/her best belief. Written votes (voting by correspondence) will be taken into account if a new or an amended proposal is substantially the same as the original.

If the form is only dated and signed, it will be considered a proxy to the board of directors to vote in accordance with the recommendations of the board of directors as stated above.

If the form is only partially completed, votes will be cast in accordance with the recommendations of the board of directors as stated above with respect to the non-ticked off boxes.

The proxy/voting by correspondence is valid for the number of shares that the undersigned holds on the record date, Tuesday 14 November 2017 end of day (CET), as calculated based on (i) the number of shares registered in the company’s register of shareholders and (ii) notifications of ownership received by the company but not yet registered in the company’s register of shareholders.

Date: ____________ 2017

Name: Title:	Name: Title:

The dated and signed form, if used as a proxy (box A-C above) or for written votes (voting by correspondence)(box D above), must reach Forward Pharma A/S no later than Monday 20 November 2017 end of day (CET) either by email (art@forward-pharma.com) or by ordinary mail.

2

Extraordinary General Meeting in Forward Pharma A/S

An extraordinary general meeting in Forward Pharma A/S will be held on Tuesday 21 November 2017, at 10 am (CET), at the company’s premises, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

Request for admission card

Access to the extraordinary general meeting is conditional on the shareholder having requested an admission card by Friday 17 November 2017 end of day (CET).

Admission cards for the extraordinary general meeting may be obtained by:

-	contacting Forward Pharma A/S by phone +45 33 44 42 42, or
-	returning this request for admission card form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

Please tick the relevant box(es):

☐	I/we will attend the extraordinary general meeting and hereby order an admission card

☐	I/we will attend with advisor:

____________________________________

Name of advisor (please use CAPITAL LETTERS)

Further information on the general meeting is available on www.forward-pharma.com à ‘Investors’, including notice convening the general meeting with agenda and the complete proposals.

Date: ____________ 2017

On behalf of: ___________________

Name: Title:	Name: Title:

If you wish to give proxy or vote by correspondence, please complete the proxy/voting by correspondence form. Please remember to sign and date the form.

Shares and voting rights as per 3 November 2017

SHARES	NOMINAL VALUE (DKK)	NO. OF SHARES (OF NOMINALLY DKK 0.01)	NO. OF VOTES
Ordinary shares	943,679.98	94,367,998	94,367,998
Outstanding shares	943,679.98	94,367,998	94,367,998
Own holding of shares*	0	0	0
Outstanding shares excluding own holding of shares	943,679.98	94,367,998	94,367,998

* Voting rights cannot be exercised

3 November 2017
55784/TWE
ID 2117

Ekstraordinær Generalforsamling i Forward Pharma A/S

INDKALDELSE TIL EKSTRAORDINÆR GENERALFORSAMLING

Bestyrelsen indkalder herved til ekstraordinær generalforsamling i Forward Pharma A/S ("Selskabet")

Tirsdag den 21. november 2017, kl. 10.00 a.m. CET

på Selskabets adresse, Østergade 24 A, 1. sal, 1100 København K, Danmark.

Dagsorden

1.	Forslag om ændring af vedtægterne (vedtagelse af principper for justering af Optionsvilkår og kompensation af Optionsindehaverne som følge af ændringer i Selskabets kapitalstruktur mv. vedtaget på Selskabets ekstraordinære generalforsamling den 2. august 2017).

2.	Bemyndigelse af dirigenten.

Ad 1: Forslag om ændring af vedtægterne (vedtagelse af principper for justering af Optionsvilkår og kompensation af Optionsindehaverne som følge af ændringer i Selskabets kapitalstruktur mv. vedtaget på Selskabets ekstraordinære generalforsamling den 2. august 2017)

På Selskabets ekstraordinære generalforsamling den 2. august 2017 ("EGF") blev det besluttet, at (i) foretage et split af Selskabets aktier i aktier a hver nominelt DKK 0,01, (ii) nedsætte Selskabets aktiekapital med nominelt DKK 3.774.719,92 (80 % reduktion og annullation af aktierne), og (iii) udbetale et beløb til aktionærerne på EUR 19,45 pr. aktie a nominelt DKK 0,10, se det som bilag 1 vedhæftede resumé. Kapitalnedsættelsen og udbetalingen til Selskabets aktionærer blev gennemført den 1. september 2017.

2

Den økonomiske værdi af warrants og deferred share optioner (under et "Optionerne") udstedt af Selskabet til visse af koncernens medarbejdere, bestyrelsesmedlemmer og konsulenter mv. blev udvandet som følge beslutningerne vedtaget på EGF.

Bestyrelsen foreslår, at Selskabets aktionærer ændrer Selskabets vedtægter og vedtager de principper for justering af vilkårene for Optionerne ("Optionsvilkårene") og kompensation af de relevante indehavere af Optionerne som følge af de ændringer i Selskabets kapitalstruktur mv. som vedtaget på Selskabets ekstraordinære generalforsamling den 2. august 2017, der er anført i det som bilag 2 vedlagte forslag til nyt punkt 3.3E og nyt bilag 3 til Selskabets vedtægter.

Ad 2: Bemyndigelse af dirigenten.

Bestyrelsen foreslår, at bemyndige dirigenten (med ret til substitution) til på vegne af Selskabet at anmelde det vedtagne til Erhvervsstyrelsen og til i forbindelse hermed at foretage sådanne ændringer og tilføjelser i anmeldelsen til Erhvervsstyrelsen og det vedtagne, herunder Selskabets vedtægter og dette referat, som måtte være påkrævet for at opnå registrering.

YDERLIGERE INFORMATION

Aktiekapital

Selskabets nuværende aktiekapital udgør DKK 943.679,98, fordelt på aktier à nominelt DKK 0,01. Hvert aktiebeløb på nominelt DKK 0,01 giver én stemme

Registreringsdato

Registreringsdatoen er tirsdag den 14. november 2017 ved dagens udløb (CET).

Deltagelse og stemmeret

En aktionærs ret til at deltage i og stemme på den ekstraordinære generalforsamling fastlægges på baggrund af de aktier, som aktionæren besidder på registreringsdatoen.

3

De aktier, den enkelte aktionær besidder på registreringsdatoen, opgøres på baggrund af (i) antallet af aktier registreret i Selskabets ejerbog samt (ii) eventuelle meddelelser om ejerforhold, som Selskabet har modtaget, men som endnu ikke er indført i ejerbogen.

Deltagelse er betinget af, at aktionæren rettidigt har rekvireret et adgangskort.

Rekvirering af adgangskort

Adgang til den ekstraordinære generalforsamling er betinget af, at aktionæren har rekvireret et adgangskort senest fredag den 17. november 2017 ved dagens udløb (CET).

Adgangskort til den ekstraordinære generalforsamling kan rekvireres ved at:

-	kontakte Forward Pharma A/S pr. telefon +45 33 44 42 42, eller
-	returnere vedlagte bestillingsformular i udfyldt og underskrevet stand pr. e-mail til art@forward-pharma.com eller pr. almindelig post til Forward Pharma A/S, Østergade 24A, 1, 1100 København K, Danmark.

Afgivelse af fuldmagt

Stemmefuldmagter skal være indsendt senest mandag den 20. november 2017 ved dagens udløb.

Afgivelse af stemmefuldmagt kan ske ved at:

-	returnere vedlagte fuldmagtsformular i udfyldt og underskrevet stand pr. e-mail til art@forward-pharma.com eller pr. almindelig post til Forward Pharma A/S, Østergade 24A, 1, 1100 København K, Danmark.

Fra aktionærer, der er forhindret i at deltage i generalforsamlingen, modtager bestyrelsen gerne en fuldmagt til at afgive de stemmer, der er tilknyttet aktierne, for at blive bekendt med aktionærernes stillingtagen til punktet på dagsorden

I henhold til dansk lovgivning er en fuldmagt udstedt til bestyrelsen til brug for generalforsamlingen kun gyldig, hvis den er skriftlig og dateret.

4

Afgivelse af brevstemme

Aktionærer kan brevstemme indtil senest mandag den 20. november 2017 ved dagens udløb ved at:

-	returnere vedlagte brevstemmeformular i udfyldt og underskrevet stand pr. e-mail til art@forward-pharma.com eller pr. almindelig post til Forward Pharma A/S, Østergade 24A, 1, 1100 København K, Danmark.

Brevstemmer kan ikke tilbagekaldes.

Information på hjemmesiden

Yderligere oplysninger om generalforsamlingen vil være tilgængelige på www.forward-pharma.com à ‘Investors’ til og med datoen for den ekstraordinære generalforsamling, herunder:

-	Indkaldelsen, inklusive dagsordenen og de fuldstændige forslag,
-	Det samlede antal aktier og stemmerettigheder på datoen for indkaldelsen,
-	De dokumenter, der skal fremlægges på generalforsamlingen,
-	De formularer, der skal anvendes ved stemmeafgivelse pr. fuldmagt eller skriftligt ved brevstemme.

På vegne af Forward Pharma A/S' bestyrelse:

Med venlig hilsen

Florian Schönharting

Formand

BILAG 1

Resultat af ekstraordinær generalforsamling august 2017

Der afholdtes ekstraordinær generalforsamling i Forward Pharma A/S ("Selskabet") den 2. august 2017 på Selskabets adresse Østergade 24 A, 1. sal, 1100 København K, Danmark ("EGF"). En aktiekapital på DKK 3.521.856 og 35.218.560 stemmer var repræsenteret på EGF. Resultatet af EGF var følgende:

(a)	Beslutning om gennemførelse af aktiesplit i forholdet 1/10 og nedsættelse af aktiekapitalen til overkurs og udbetaling til aktionærerne med EUR 19,45 pr. aktie a nominelt DKK 0,10 (svarende til EUR 2,43125 pr. aktie a nominelt DKK 0,01 som annulleres) med 35.218.560 stemmer for og 0 stemmer imod, og ingen som undlod at stemme. Forslaget blev vedtaget med det indhold, som var foreslået af bestyrelsen.

3 November 2017
55784/TWE
ID 2117

Extraordinary General Meeting in Forward Pharma A/S

NOTICE TO CONVENE FOR AN EXTRAORDINARY GENERAL MEETING

The board of directors hereby calls for an extraordinary general meeting in Forward Pharma A/S (the "Company") on

Tuesday 21 November 2017, 10.00 a.m. CET

at the Company’s premises, Østergade 24 A, 1st floor, 1100 Copenhagen K, Denmark.

Agenda

1.	Proposal to amend the Company's articles of association (adoption of principles for the adjustment of Award Terms and compensation of Award Holders due to the changes in the Company's capital structure etc. resolved on the Company's extraordinary general meeting of 2 August 2017).

2.	Authorisation of the chairman of the extraordinary general meeting.

Re 1: Proposal to amendment of the Company's articles of association (adoption of principles for the adjustment of Award Terms and compensation of Award Holders due to the changes in the Company's capital structure etc. resolved on the Company's extraordinary general meeting of 2 August 2017)

At the Company's extraordinary general meeting on 2 August 2017 (the "EGM"), it was resolved to (i) split the shares of the Company into shares of each nominally DKK 0.01, (ii) decrease the Company's share capital by nominally DKK 3,774,719.92 (80 % reduction and annulment of shares); and (iii) distribute proceeds to the shareholders of EUR 19.45 per share of nominally DKK 0.10, see the result summary attached hereto as schedule 1. The capital decrease and payment of proceeds to the Company's shareholders were completed on 1 September 2017.

2

The financial value of the warrants and deferred shares (collectively the "Awards") granted by the Company to certain employees, board members and consultants, etc. of the group was diluted by the resolutions adopted at the EGM.

The board of directors proposes that the shareholders amend the Company's articles of association by adopting the principles for adjustment of the terms and conditions governing the Awards (the "Award Terms") and compensation of relevant holders of Awards due to the changes in the Company's capital structure resolved on the Company's extraordinary general meeting of 2 August 2017 set out in the new article 3.3E and new appendix 3 attached hereto as schedule 2.

Re 2: Authorisation of the chairman of the extraordinary general meeting

The board of directors proposes to authorise the chairman of the extraordinary general meeting (with a right of substitution) to on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed and in this connection to make any such amendments and supplements to the application and the resolution, including the company's articles of association and these minutes of the general meeting, that may be required as a condition for registration.

ADDITIONAL INFORMATION

Share capital

The current share capital of the company is DKK 943,679.98, divided into shares of DKK 0.01 each. Each share of DKK 0.01 carries one vote.

Record date

The record date is Tuesday 14 November 2017 end of day (CET).

Participation and voting rights

The right of a shareholder to attend and vote at a general meeting is determined by the shares held by the shareholder at the record date.

3

The number of shares held by each shareholder at the record date shall be calculated based on (i) the number of shares registered in the Company’s register of shareholders and (ii) any notification of ownership received by the Company but not yet registered in the Company’s register of shareholders.

Participation is conditional on the shareholder having obtained an admission card in due time.

How to obtain an admission card

Access to the extraordinary general meeting is conditional on the shareholder having requested an admission card by Friday 17 November 2017 end of day (CET).

Admission cards for the extraordinary general meeting may be obtained by:

-   contacting Forward Pharma A/S by phone +45 33 44 42 42, or

-   returning the attached request for admission card form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

How to submit a proxy

Proxies shall be submitted by Monday 20 November 2017 end of day (CET).

Voting instructions by proxy may be completed and submitted by:

-     returning the attached proxy form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

From shareholders unable to attend the extraordinary general meeting, the board of directors would appreciate receiving a proxy to exercise the voting rights attached to the shares to know the shareholders’ view on the item on the agenda.

According to Danish law, a proxy issued to the board of directors for the extraordinary general meeting is only valid if it is in writing and dated.

4

How to vote by correspondence

Shareholders may vote by correspondence no later than Monday 20 November 2017 end of day (CET) by:

-      returning the attached voting by correspondence form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

Votes by correspondence cannot be withdrawn.

Information on the website

Further information on the general meeting will be available on www.forward-pharma.com à ‘Investors’ until and including the date of the extraordinary general meeting, including:

-         The notice convening the general meeting, including the agenda and complete proposals

-         The total number of shares and voting rights on the date of the notice;

-         The documents to be presented at the general meeting;

-         The forms to be used for voting by proxy or voting by correspondence.

On behalf of Forward Pharma A/S' board of directors:

Yours sincerely,

Florian Schönharting

Chairman

SCHEDULE 1

Results of August 2017 Extraordinary Meeting of Shareholders

An extraordinary meeting of the shareholders of Forward Pharma A/S (the “Company”) was held on August 2, 2017 at the Company’s offices, Østergade 24A, 1, 1100 Copenhagen K, Denmark (the “Shareholders’ Meeting”). DKK 3,521,856 of the Company's share capital and 35,218,560 votes, respectively, were represented at the Shareholders’ Meeting. Results of the Shareholders’ Meeting were as follows:

(a)	Adoption of the proposal to make a share split in the ratio 1/10 and decrease the share capital at a premium rate and payment of the proceeds to the shareholders at a rate of EUR 19.45 per share of nominally DKK 0.10 (corresponding to EUR 2.43125 per share of nominally DKK 0.01 being annulled) by 35,218,560 votes in favour, and with 0 votes against and 0 abstentions. The proposal was adopted in the form proposed by the Board of Directors.

SCHEDULE 2

Nyt punkt 3.3E:	New article 3.3E:

"Uanset modstridende bestemmelser og vilkår i vedtægternes 3.1-3.3 og bilag 1 og 2, skal der foretages de i bilag 3 anførte justeringer af vilkårene for de i bilag 3 nævnte udstedte warrants i selskabet og kontant kompensation af disse warrantindehavere som følge af de ændringer i selskabets kapitalforhold, der blev vedtaget på Selskabets ekstraordinære generalforsamling den 2. august 2017.	"Irrespective of anything to the contrary set out in the provisions of articles 3.1-3.3 and appendices 1 and 2 to the company's articles of associations, appendix 3 hereto prescribes the adjustments to be made to the terms governing the warrants specified in appendix 3 and the cash compensation of such warrant holders due to the changes in the company's capital structure resolved on the company's extraordinary general meeting on 2 August 2017.

De i bilag 3 anførte principper for justering og kompensation finder tilsvarende anvendelse på de af selskabet udstedte "derferred share awards" før, og som stadig er i kraft, den 2. august 2017, uanset at disse optioner ikke er forankret i selskabets vedtægter.	The principles for adjustment and compensation set out in appendix 3 shall equally apply to the "deferred share awards" granted by the company prior to, and still in force on, the 2 August 2017, regardless of these awards not being embedded in the company's articles of association.

Enhver justering i henhold til dette punkt 3.3E er dog betinget af forudgående kontraktuelt samtykke fra indehaveren af de berørte warrants og deferred share awards."	Any adjustment pursuant to this article 3.3E is, however, subject to the prior contractual consent of the holder of the affected warrants and deferred share awards."

BILAG 3 TIL VEDTÆGTERNE FOR FORWARD PHARMA A/S (CVR-NR. 28865880)

I.	BAGGRUND OG FORMÅL

På Selskabets ekstraordinære generalforsamling den 2. august 2017 ("EGF") blev det besluttet, at (i) foretage et split af Selskabets aktier i aktier a hver nominelt DKK 0,01, (ii) nedsætte Selskabets aktiekapital med nominelt DKK 3.774.719,92 (80 % reduktion og annullation af aktierne), og (iii) udbetale et beløb til aktionærerne på EUR 19,45 pr. aktie a nominelt DKK 0,10, se det som underbilag A vedhæftede resumé. Kapitalnedsættelsen og udbetalingen til Selskabets aktionærer blev gennemført den 1. september 2017 ("Gennemførelsesdagen").

Den økonomiske værdi af visse warrants og deferred share optioner udstedt af Selskabet til visse af koncernens medarbejdere, bestyrelsesmedlemmer og konsulenter mv. blev udvandet som følge beslutningerne vedtaget på EGF.

De berørte optioner, der omfattes af justeringerne i dette bilag 3, er:

-	warrants udstedt i henhold til punkt 1.5, 1.6, 1.9, og 1.13 i bilag 1 til selskabets vedtægter;

-	warrants udstedt i henhold pkt. 1.1, 1.2, 1.3, 1.4, 1.5, 1.6, 1,7, 1.8, 1.9, 1.10, 1.11, 1.12, 1.13, 1.14, 1.16, 1.17, 1.18, 1.19, 1.20, 1.21 1.22, og 1.23 i bilag 2 til selskabets vedtægter; and

-	deferred share optioner tildelt af selskabet før, og fortsat i kraft på, datoen for EGF ("EGF Datoen")

(under et "Optionerne").

Formålet med justeringerne af vilkårene for Optionerne ("Optionsvilkårene") og kompensationen af de relevante indehavere af Optionerne (hver især en "Optionsindehaver" og under et "Optionsindehaverne") er grundlæggende at stille Optionsindehaverne som om, de var aktionærer i selskabet på EGF Datoen.

II.	PRINCIPPER FOR JUSTERING OG KOMPENSATION

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Indledning

Udnyttelsesprisen for de enkelte Optioner er i de forskellige Optionsvilkår anført i enten DKK eller USD, og udbetalingen den 1. september 2017 blev foretaget i EUR. I sammenfatningen nedenfor er alle beløb anført i EUR. Hvor en valutaomregning har fundet sted, er den af Nationalbanken offentliggjorte relevante valutakurs på EGF Datoen anvendt.

Optionerne består af warrants (der berettiger Optionsholderen til at tegne nye aktier i Selskabet mod betaling af en udnyttelsespris) og deferred share optioner (som berettiger Optionsholderen til, efter Selskabets valg, at enten købe eksisterende aktier eller tegne nye aktier i selskabet mod betaling af kurs pari for aktierne). Teknikken bag de to typer Optioner er imidlertid, i relation til justeringer med henblik på at afværge økonomisk udvanding, identiske og følgende sammenfatning af justeringerne gælder for både warrants og deferred share optioner.

Anvendelsen af de principper, der er fastsat i dette bilag 3, forventes at indebære en udbetaling fra selskabet til Optionsindehaverne på ca. EUR 36,2 mio. i alt.

1.	Generel justering (uanset modning)

Følgende justeringer skal foretages af alle relevante Optioner, uanset modning:

(i)	Justering af aktier som kan tegnes/købes i henhold til Optionen. En 80 % reduktion af den nominelle værdi af de aktier, som en Option giver Optionsindehaveren ret til at tegne eller, efter omstændighederne, købe. En Option, der hidtil har berettiget Optionsindehaveren til at tegne eller, efter omstændighederne, købe en aktie a nominelt DKK 0,10, skal således fremover berettige Optionsindehaveren til at tegne/købe to aktier a nominelt DKK 0,01 hver (dvs. nominelt DKK 0,02 i alt).

(ii)	Reduktion af Udnyttelsesprisen. Reduktion af udnyttelsesprisen for en Option med et beløb svarende til udbetalingen til aktionærerne på EUR 19,45 pr. aktie a nominelt DKK 0,10 ("Udlodningen"), idet den således reducerede udnyttelsespris dog aldrig kan blive under kurs 100 som følge af præceptiv dansk selskabsret. Optionsindehaveren bliver herved kompenseret ved en reduktion af Optionens udnyttelsespris med et beløb lig med den oprindelige udnyttelsespris minus den reducerede udnyttelsespris ("Udnyttelsespriskompensationen").

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Er udnyttelsesprisen for en Option lig med eller højere end EUR 19,45 (minus kurs pari på DKK 0,10) pr. aktie a nominelt DKK 0,01, da skal den reducerede udnyttelsespris pr. aktie a nominelt DKK 0,01 på Gennemførelsesdagen udgøre:

Samlet antal Optioner med ret til tegning/køb af aktier a DKK 0,10 på EGF Datoen * Reduceret udnyttelsespris pr. aktie a DKK 0,10
Samlet antal Optioner med ret til tegning/køb af aktier a DKK 0,01 pr. Gennemførelsesdagen

Eftersom Optioner i form af deferred share optioner altid skal udnyttes til kurs pari, er deferred share optioner ikke genstand for reduktion af udnyttelsesprisen (bortset fra hvad der følger af aktiesplittet).

2.	Optioner, der er modnet EGF Datoen

I tillæg til den generelle justering under afsnit 1 skal følgende justering foretages af den del (om nogen) af Optionerne, som er modnet til udnyttelse pr. EGF Datoen:

(i)	Kontant Kompensation. Hvor udnyttelsesprisen for en modnet del af en Option forud for justeringen under afsnit 1(ii) ovenfor var mindre end EUR 19,45 (minus kurs pari) pr. aktie a nominelt DKK 0,10, skal der udbetales en kontant kompensation til Optionsindehaveren beregnet som følger:

Udlodningen minus Udnyttelsespriskompensationen minus DKK 0,08 (lig med 80 % af aktiens kurs pari (før aktiesplittet))

3.	Optioner, der ikke er modnet pr. EGF Datoen

I tillæg til den generelle justering under afsnit 1 skal følgende justering foretages af den del (om nogen) af Optionerne, som ikke er modnet til udnyttelse pr. EGF Datoen:

(i)	Ret til Tegning af Yderligere Aktier. Der udbetales ingen kontant kompensation til Optionsindehavere for den del af Optioner, der ikke er modnet til udnyttelse på EGF Datoen. Det foreslås, at Optionsindehaveren i stedet kompenseres ved følgende justering af den ikke-modnede del af Optionerne:

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Hvor udnyttelsesprisen for en ikke-modnet del af en Option forud for justeringen under afsnit 1(ii) ovenfor var mindre end EUR 19,45 (minus kurs pari) pr. aktie a nominelt DKK 0,10, skal antallet af ikke-modnede aktier forøges som følger:

Ikke-kompenseret beløb ("IKB") * antal ikke-modnede aktier
Efterfølgende markedsværdi pr. ADS ("EMPA")/2

hvor:

IKB	=	Ikke-kompenseret beløb pr. ikke-modnet aktie a DKK 0,10 beregnet som Udlodningen minus Udnyttelsespriskompensationen minus DKK 0,08 (lig med 80 % af aktiens kurs pari (før aktiesplittet)).

EMPA	=	(a) EUR 5.054086, som er markedsprisen for 1 ADS (repræsenterende to aktier a hver DKK 0,01) efter ex-dividende datoen beregnet som den vægtede (volumen) gennemsnitlige offentliggjorte lukkekurs over ti handelsdage fra og med den anden handelsdag, hvor ADS'erne blev handlet uden ret til modtagelse af dividende fra kapitalnedsættelsen, til og med den 11. handelsdag efter den handelsdag, hvor ADS'erne blev handlet uden ret til modtagelse af dividende fra kapitalnedsættelsen minus (b) DKK 0,02.

4.	Illustrativt beregningseksempel

Se underbilag B der indeholder et illustrativt beregningseksempel baseret på principperne ovenfor.

III.	BEMYNDIGELSE AF BESTYRELSEN

Bestyrelsen er bemyndiget til, at:

(i)	anvende de principper for justering og Kompensation, der er fastsat i dette bilag 3, og til at supplere og foretage sådanne modifikationer og tilpasninger heraf, som efter bestyrelsens rimelige vurdering er nødvendig eller ønskelig for at udmønte dette bilag 3's principper for justering og kompensation i hvert enkelt tilfælde;

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(ii)	forberede og gennemføre de relevante justeringer af Optionsvilkårene og til at indgå og udstede alle dokumenter og aftaler, der er nødvendige i den forbindelse; og

(iii)	udbetale et sådant kontant kompensationsbeløb til Optionsindehaverne, som er en konsekvens af anvendelse af principperne i dette bilag 3, herunder efter udnyttelse af bestyrelsens bemyndigelse i dette afsnit III,

i hvert enkelt tilfælde med forbehold for den berørte Optionsindehavers forudgående kontraktuelle samtykke, hvor det er nødvendigt

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Underbilag A

Resultat af ekstraordinær generalforsamling august 2017

Der afholdtes ekstraordinær generalforsamling i Forward Pharma A/S ("Selskabet") den 2. august 2017 på Selskabets adresse Østergade 24 A, 1. sal, 1100 København K, Danmark ("EGF"). En aktiekapital på DKK 3.521.856 og 35.218.560 stemmer var repræsenteret på EGF. Resultatet af EGF var følgende:

(a)	Beslutning om gennemførelse af aktiesplit i forholdet 1/10 og nedsættelse af aktiekapitalen til overkurs og udbetaling til aktionærerne med EUR 19,45 pr. aktie a nominelt DKK 0,10 (svarende til EUR 2,43125 pr. aktie a nominelt DKK 0,01 som annulleres) med 35.218.560 stemmer for og 0 stemmer imod, og ingen som undlod at stemme. Forslaget blev vedtaget med det indhold, som var foreslået af bestyrelsen.

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APPENDIX 3 TO ARTICLES OF ASSOCIATION OF FORWARD PHARMA A/S (CBR-NO. 28865880)

I.	BACKGROUND AND PURPOSE

At the company's extraordinary general meeting on 2 August 2017 (the "EGM"), it was resolved to (i) split the shares of the company into shares of each nominally DKK 0.01, (ii) decrease the company's share capital by nominally DKK 3,774,719.92 (80 % reduction and annulment of shares); and (iii) distribute proceeds to the shareholders of EUR 19.45 per share of nominally DKK 0.10, see the result summary attached hereto as sub-schedule A. The capital decrease and payment of proceeds to the company's shareholders were completed on 1 September 2017 (The "Effective Date").

The financial value of certain warrants and deferred share awards issued by the company to certain employees, board members and consultants, etc. of the group, was diluted by the resolutions adopted at the EGM.

The affected awards that are comprised by the adjustments set out in this appendix 3 are:

-	warrants granted pursuant to articles 1.5, 1.6, 1.9, and 1.13 of appendix 1 to the company's articles of association;

-	warrants granted pursuant to articles 1.1, 1.2, 1.3, 1.4, 1.5, 1.6, 1,7, 1.8, 1.9, 1.10, 1.11, 1.12, 1.13, 1.14, 1.16, 1.17, 1.18, 1.19, 1.20, 1.21 1.22, and 1.23 of appendix 2 to the company's articles of association; and

-	deferred share awards granted by the company prior to, and still in force as per, the date of the EGM (the "EGM Date")

(collectively the "Awards").

The purpose of the adjustment of the terms and conditions governing the Awards (the "Award Terms") and compensation of the holders of Awards (each an "Award Holder" and collectively the "Award Holders") is basically to treat the Award Holders as if they had been shareholders in the company on the EGM Date.

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II.	ADJUSTMENT AND COMPENSATION PRINCIPLES

Introduction

Under the various Award Terms, the exercise price of the individual Awards is set out in either DKK or USD currency, and the proceeds were paid out to the shareholders in EUR on 1 September 2017. In the outline below, all amounts are set out in EUR. Where a conversion of currency has taken place, the applicable exchange rates quoted by the Danish National Bank on the EGM Date have been used.

The Awards consist of warrants (which entitle the Award Holder to subscribe for new shares in the company against payment of an exercise price) and deferred share awards (which entitle the Award Holder to, at the choice of the company, purchase existing shares or subscribe for new shares in the company against payment of par value of the shares). However, the mechanics of the two types of Awards are, in relation to relevant adjustments to prevent financial dilution, identical and the following outline of adjustments and compensation is applicable to both warrants and deferred share awards.

The application of the principles set out in this appendix 3 is expected to result in the company's payment of a total cash compensation to Award Holders in the amount of app. mEUR 36.2.

1.	General adjustment (regardless of vesting)

The following adjustment shall be made to all Awards, regardless of vesting:

(i)	Adjustment of shares that may be subscribed for/purchased pursuant to the Award. An 80 % reduction of the nominal amount of the shares that an Award entitles the Award Holder to subscribe for or purchase (as the case may be). Consequently, where an Award has hitherto entitled the Award Holder to subscribe or purchase (as the case may be) for a share of nominal DKK 0.10, such Award will henceforth entitle the Award Holder to subscribe for/purchase two shares of nominally DKK 0.01 each (i.e. nominally DKK 0.02 in total).

(ii)	Reduction of Exercise Price. Reduction of the exercise price for an Award by an amount corresponding to the distributed proceeds of EUR 19.45 per share of each nominally DKK 0.10 (the “Proceeds”), provided always, however, that the so reduced exercise price cannot be lower than par value of the share as per mandatory Danish company law. The Award Holder is hereby compensated by reduction of the Awards' exercise price by an amount equal to the original exercise less the decreased exercise price (the "Exercise Price Compensation").

Where the exercise price for an Award is equal to or higher than EUR 19.45 (less par value of DKK 0.10) per share of nominally DKK 0.01, the decreased exercise price per share of nominally DKK 0.01 as per the Effective Date is:

Total number of Awards allowing for subscription/purchase of shares of DKK 0.10 as per EGM Date * Decreased exercise price per share of DKK 0.10
Total number of Awards allowing for subscription/purchase of shares of DKK 0.01 as per Effective Date

Since Awards in the form of deferred share awards shall always be exercised at par value, deferred share awards will not be subject to a reduction of the exercise price (other than what follows from the share split).

2.	Awards vested as per EGM Date

In addition to the general adjustment under section 1, the following adjustment shall be made to that part (if any) of the Awards that has vested as per the EGM Date:

(i)	Cash Compensation. Where the exercise price of the vested part of an Award prior to the adjustment following from section 1(ii) above was lower than EUR 19.45 (less par value) per share of nominally DKK 0.10, a cash compensation per vested share shall be paid out to the Award Holder calculated as follows:

Proceeds less Exercise Price Compensation less DKK 0.08 (equal to 80 % of the par value of share (pre share split))

See illustrative calculation example in sub-schedule B.

3.	Awards not vested as per EGM Date

In addition to the general adjustment under section 1, the following adjustment shall be made to that part (if any) of the Awards that has not vested as per the EGM Date:

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(i)	Right to Subscribe for Additional Shares. No cash compensation will be paid out to Award Holders on that part of the Awards that has not vested as per the EGM Date. Instead, it is proposed to compensate the Award Holder by the following adjustment of the unvested part of the Awards:

Where the exercise price of the unvested part of an Award prior to the adjustment following from section 1(ii) above was lower than EUR 19.45 (less par value) per share of nominally DKK 0.10, then the number of unvested shares should be increased as follows:

Uncompensated Amount ("UA") * the number of unvested shares
Subsequent Market Price per ADS ("SMPA")/2

where:

UA	=	Uncompensated amount per unvested share of DKK 0.10 calculated as Proceeds less Exercise Price Compensation less DKK 0.08 (equal to 80 % of the par value of share (pre share split))

SMPA	=	(a) EUR 5.054086, being the market price of 1 ADS (representing two shares of DKK 0.01 each) following the ex-dividend date calculated as the volume weighted average quoted closing price over ten trading days beginning (and including) the 2nd trading day where ADSs are trading without the right to receive dividends from the capital decrease and ending (and including) the 11th trading day after the trading day where ADSs are trading without the right to receive dividends from the capital decrease less (b) DKK 0.02.

4.	Illustrative calculation example

See sub-schedule B that includes an illustrative calculation example based on the above principles.

III.	AUTHORIZATION OF THE BOARD OF DIRECTORS

The board of directors is authorized to:

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(iv)	utilize the adjustment and compensation principles set out in this appendix 3 and to supplement and make such modifications and adaptions hereof as, in the reasonable opinion of the board of directors, are necessary or desirable in order to utilize the adjustment and compensation principles set out in this appendix 3 in each particular case;

(v)	prepare and complete the relevant adjustments of the Award Terms and to executive and deliver all documents and agreements required in relation thereto; and

(vi)	pay out to the Award Holders the cash compensation amount being the consequence of the application of principles set out herein, including the utilisation of the board of directors' authorisation under this section III, in each case subject to the Award Holder's prior contractual consent, where required.

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Sub-schedule A

Results of August 2017 Extraordinary Meeting of Shareholders

An extraordinary meeting of the shareholders of Forward Pharma A/S (the “Company”) was held on August 2, 2017 at the Company’s offices, Østergade 24A, 1, 1100 Copenhagen K, Denmark (the “Shareholders’ Meeting”). DKK 3,521,856 of the Company's share capital and 35,218,560 votes, respectively, were represented at the Shareholders’ Meeting. Results of the Shareholders’ Meeting were as follows:

Adoption of the proposal to make a share split in the ratio 1/10 and decrease the share capital at a premium rate and payment of the proceeds to the shareholders at a rate of EUR 19.45 per share of nominally DKK 0.10 (corresponding to EUR 2.43125 per share of nominally DKK 0.01 being annulled) by 35,218,560 votes in favour, and with 0 votes against and 0 abstentions. The proposal was adopted in the form proposed by the Board of Directors.

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SUB-SCHEDULE B - ILLUSTRATIVE CALCULATION EXAMPLE

Participant:
Number of warrants allowing for subscription of shares of DKK 0.10:	90,000
Exercise Price (per share of DKK 0.10):	USD 18.00
Percentage of warrants vested (as of EGM Date) (=15/36):	41.67%
Number of vested warrants allowing for subscription of shares of DKK 0.10 (as of EGM Date) (=ROUNDDOWN(D6*D8;0)):	37,500
Number of unvested warrants allowing for subscription of shares of DKK 0.10 (as of EGM Date) (=D6-D9):	52,500

Distribution of proceeds (per share of DKK 0.10):	EUR 19.45
Distribution of proceeds (per share of DKK 0.10) converted to USD (=D12*D14/100):	USD 23.01
Exchange rate USD/EUR as of the EGM Date:	118.29
Exchange rate DKK/USD as of the EGM Date:	628.83
Exchange rate DKK/EUR as of the date of the EGM Date:	743.84

Decreased Exercise Price (per share of DKK 0.10) (=MAX((D7-D13);0.1))	DKK 0.10
Decreased Exercise Price (per share of DKK 0.01) (=D18/10)	DKK 0.01
Amount compensated by reduction of Exercise Price (per share of DKK 0.10) (=(D7-D18/D15*100)/D14*100)	EUR 15.20

Amount payable in cash (per vested share of DKK 0.10) (=(D12-D20)-((0.1/D16*100)*0.8))	EUR 4.23585
Compensation (=D9*D22):	EUR 158,844.33

Market price* of 1 ADS (representing two shares of DKK 0.01 each) following the ex-dividend date (see note below for determination of market price for this purpose):	USD 5.9784787480
Market price* of 1 ADS (representing two shares of DKK 0.01 each) following the ex-dividend date converted to EUR (=D25/D14*100):	EUR 5.05408635
Uncompensated amount per unvested share of DKK 0.10 (=(D12-D20)-((0.1/D16*100)*0.8)):	EUR 4.23585
Uncompensated amount for all unvested shares of DKK 0.10 each (=D10*D27):	EUR 222,382.06
Number of Additional Shares of DKK 0.01 each (=D28/(D26/2-0.01/D16*100)):	88,048

Number of warrants following completion of share split and capital decrease allowing for subscription of shares of DKK 0.01 (=D6*10*0.2+D29):	268,048
Number of vested warrants following completion of share split and capital decrease allowing for subscription of shares of DKK 0.01 (=D9*10*0.2):	75,000
Number of unvested warrants following completion of share split and capital decrease allowing for subscription of shares of DKK 0.01 (=D10*10*0.2+D29):	193,048

*The market price of 1 ADS (representing two shares of DKK 0.01 each) following the ex-dividend date has been calculated as the volume weighted average quoted closing price over ten trading days beginning (and including) the 2nd trading day where ADSs are trading without the right to receive dividends from the capital decrease and ending (and including) the 11th trading day after the trading day where ADSs are trading without the right to receive dividends from the capital decrease.

UNDERBILAG B - ILLUSTRATIVT BEREGNINGSEKSEMPEL

Indehaver:
Antal warrants med ret til tegning af aktier a DKK 0,10:	90,000
Udnyttelsespris (per aktie a DKK 0,10) :	USD 18.00
Modnede warrants i procent (pr. EGF Datoen) (=15/36):	41.67%
Antal modnede warrants med ret til tegning af aktier a DKK 0,10 (pr. EGF Datoen) (=ROUNDDOWN(D6*D8;0)):	37,500
Antal umodnede warrants med ret til tegning af aktier a DKK 0,10 (pr. EGF Datoen) (=D6-D9):	52,500

Udlodning til aktionærerne (pr aktie a DKK 0,10):	EUR 19.45
Udlodning til aktionærerne (pr aktie a DKK 0,10) konverteret til USD (=D12*D14/100):	USD 23.01
Valutakurs USD/EUR pr EGF Datoen:	118.29
Valutakurs DKK/USD pr EGF Datoen:	628.83
Valutakurs DKK/EUR pr EGF Datoen:	743.84

Reduceret udnyttelsespris (pr aktie a DKK 0,10) (=MAX((D7-D13);0.1))	DKK 0.10
Reduceret udnyttelsespris (pr aktie a DKK 0,01) (=D18/10)	DKK 0.01
Beløb kompenseret ved reduktion af udnyttelsesprisen (pr aktier a DKK 0,10) (=(D7-D18/D15*100)/D14*100)	EUR 15.20

Kontant beløb til udbetaling (pr modnet aktie a DKK 0,10) (=(D12-D20)-((0.1/D16*100)*0.8))	EUR 4.23585
Kompensation (=D9*D22):	EUR 158,844.33

Markedspris* for 1 ADS (repræsenterende to aktier a hver DKK 0,01) efter ex-dividende datoen (se fodnoten nedenfor om fastsættelse af markedsprisen til dette formål):	USD 5.9784787480
Markedspris* for 1 ADS (repræsenterende to aktier a hver DKK 0,01) efter ex-dividende datoen konverteret til EUR (=D25/D14*100):	EUR 5.05408635
Ikke-kompenseret beløb pr umodnet aktie a DKK 0,10 (=(D12-D20)-((0.1/D16*100)*0.8)):	EUR 4.23585
Ikke kompenseret beløb for alle umodnede aktier a hver DKK 0,10 (=D10*D27):	EUR 222,382.06
Antal yderligere warrants med ret til tegning af aktier a DKK 0,01 (=D28/(D26/2-0.01/D16*100)):	88,048

Antal warrants efter gennemførelse af aktiesplit og kapitalnedsættelse med ret til tegning af aktier a DKK 0,01 (=D6*10*0.2+D29):	268,048
Antal modnede warrants efter gennemførelse af aktiesplit og kapitalnedsættelse med ret til tegning af aktier a DKK 0,01 (=D9*10*0.2):	75,000
Antal umodnede warrants efter gennemførelse af aktiesplit og kapitalnedsættelse med ret til tegning af aktier a DKK 0,01 (=D10*10*0.2+D29):	193,048

*Markedsprisen for 1 ADS (repræsenterende to aktier af hver DKK 0,01) efter ex-dividende datoen beregnet som den vægtede (volumen) gennemsnitlige offentliggjorte lukkekurs over ti handelsdage fra og med den anden handelsdag, hvor ADS'erne blev handlet uden ret til modtagelse af udlodning fra kapitalnedsættelsen, til og med den 11. handelsdag efter den handelsdag, hvor ADS'erne blev handlet uden ret til modtagelse af udlodning fra kapitalnedsættelsen.